SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Life Medical Sciences, Inc.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   53215M 10 1
                                   -----------
                                 (CUSIP Number)

                               Herbert Moskowitz,
                              616 Washington Court,
                           Guilderland, New York 12084
                                 (518) 456-1876,
                     with a copy to Irwin M. Rosenthal, Esq.
                               Graham & James LLP
                           885 Third Ave., 21st Floor
                              New York, N.Y. 10022
                                 (212) 848-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 19, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 53215M 10 1         SCHEDULE 13D

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                                   Herbert Moskowitz

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                                     PF(1)

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        |_|
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    738,414 (2)
--------------------------------------------------------------------------------
8.  SHARED VOTING POWER

    427,000 (3)
--------------------------------------------------------------------------------
9.  SOLE DISPOSITIVE POWER

    738,414 (2)
--------------------------------------------------------------------------------
10. SHARED DISPOSITIVE POWER

    427,000 (3)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,165,414
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.7% (4)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

----------
(1) Of the securities acquired by the Reporting Person for which this Amendment is being filed, all purchases were acquired through personal funds of the Reporting Person. The balance represents securities underlying options and warrants granted to the Reporting Person by the Company.
(2) Includes 290,197 shares of Common Stock owned by the Reporting Person, 300,000 shares of Common Stock issuable upon exercise of options which are currently exercisable, and an aggregate of 148,217 shares of Common Stock underlying the Company's Class A Warrants and Class B Warrants (including Class B Warrants issuable upon exercise of such Class A Warrants) held by the Reporting Person.
(3) Represents 427,000 shares of Common Stock held of record by Magar Inc., of which the Reporting Person is an officer, director and principal stockholder.
(4) Based on 7,922,559 shares of Common Stock outstanding as reported in the Company's report on Form 10Q for the quarterly period ended September 30, 1998.

CUSIP NO. 53215M 10 1         SCHEDULE 13D

      This Amendment No. 3 to the Statement on Schedule 13D (the "Schedule 13D") is filed by Herbert Moskowitz (the "Reporting Person"), and relates to the Common Stock, $.001 par value per share (the "Common Stock") of Life Medical Sciences, Inc. (the "Company").

ITEM 2. IDENTITY AND BACKGROUND.

      Item 2(b) of the Schedule 13D is hereby amended as follows:

      (b)   The principal business address of the Reporting Person is the Andrew
            F. Capoccia Law Centers LLC, 80 Wolf Road, #503, Albany, New York, 12205.

      Item 2(c) of the Schedule 13D is hereby amended as follows:

      (c) The present principal occupation of the Reporting Person is Chairman of the Board of the Company and Business Manager of the Andrew F. Capoccia Law Centers LLC, located at the address listed in Item 2(b) above.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Schedule 13D is hereby amended as follows:

            All purchases of Common Stock of the Company by the Reporting Person since the filing of the Amendment No. 2 to the Schedule 13D were made using the Reporting Person's personal funds. The balance represents securities underlying options and warrants granted to the Reporting Person by the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5(a) of the Schedule 13D is hereby amended as follows:

      (a) See the responses set forth in Items 11 and 13 on page 2 for information relating to beneficial ownership of Common Stock of the Company by the Reporting Person. Of the shares listed therein, 300,000 shares are subject to issuance upon exercise of options granted to the Reporting Person under the Company's 1992 Stock Option Plan (as amended). Such options are fully vested and currently exercisable. An option for 100,000 shares exercisable at a per share price of $2.00 expires on May 28, 2005; an option for 47,864 shares exercisable at a per share price of $2.00 expires on June 18, 2002; an option for 2,136 shares exercisable at a per share price of $4.75 expires on June 18, 2002; and an option for 150,000 shares exercisable at a per share price of $2.00 expires in March 2000. Moreover, the shares listed in Items 11 and 13 on page 2 include an aggregate of 148,217 shares of Common Stock underlying the Company's Class A Warrants and Class B Warrants (including Class B Warrants issuable upon exercise of such Class A Warrants) held by the Reporting Person.

      Item 5(b) of the Schedule 13D is hereby amended as follows:

      (b) See the responses set forth in Items 7, 8, 9, and 10 on page 2 for information relating to the Reporting Person's power to vote and dispose of the shares of

CUSIP NO. 53215M 10 1         SCHEDULE 13D

            Common Stock. Magar Inc. has its principal place of business at 25 Central Park West, Apartment 213, New York, New York 10023. Magar Inc. is a private investment firm. The officers and directors and principal stockholders of Magar Inc. include the Reporting Person, Irwin M. Rosenthal, an attorney who is a partner in the law firm of Graham & James LLP, 885 Third Avenue, 21st floor, New York, NY 10022, and Martin D. Fife whose present principal occupation, to the knowledge of the Reporting Person, is Chairman of Skysat Corporation, located at 25 Central Park West, Apartment 213, New York, New York 10023.

      Item 5(c) of the Schedule 13D is hereby amended as follows:

      (c) The Reporting Person has not effected any transactions involving the Common Stock during the sixty days prior to the date hereof.

CUSIP NO. 53215M 10 1         SCHEDULE 13D

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 1999

By:      /s/  Herbert Moskowitz
  -----------------------------
  Name:       Herbert Moskowitz